SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13 G
                     Under the Securities Exchange Act of 1934




Amendment No.                           2*


Name of Issuer:                         NORTHEAST INDIANA BANCORP


Title of Class of Securities:           COMMON


CUSIP Number:                           66419610





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover age.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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

CUSIP NO.     66419610

1.       Name of Reporting Person, S.S. or I.R.S. Identification No.
         of above person:

         First Manhattan Co.             13-1957714


2.       Check the appropriate box if a member of a group:
                                         (a) [    ]
                                         (b) [ X ]

3.       SEC Use Only


4.       Citizenship or Place of Organization:
                                         New York

         NUMBER OF SHARES BENEFICIALLY OWNED
         BY EACH REPORTING PERSON WITH:

5.       Sole Voting Power:                       140,640


6.       Shared Voting Power:                       5,000


7.       Sole Dispositive Power:                  140,640


8.       Shared Dispositive Power:                 16,550


9.       Aggregate Amount Beneficially Owned by
             Each Reporting Person:               157,190*


10.      Check Box If The Aggregate Amount in Row (9)
         excludes Certain Shares                  [    ]

11.      Percent of Class Represented by Amount in Row 9:   8.80%

12.      Type of Reporting Person:

                      BD, IA, PN

----------------------
** Includes 0 shares owned by family members of General Partners of First Manhattan Co. which are being reported for informational purposes. First Manhattan Co. disclaims dispositive power as to 0 of such shares and beneficial ownership as to 0 of such shares.


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

Item 1(a)    Name of Issuer:                 NORTHEAST INDIANA BANCORP


Item 1(b)    Address of Issuer's
             Principal Executive Offices:    648 NORTH JEFFERSON STREET
                                             HUNTINGTON, IN   46750

Item 2(a)    Name of Person Filing:          First Manhattan Co.

Item 2(b)    Address Principal Business Office:
                                             437 Madison Avenue
                                             New York, NY 10022

Item 2(c)    Citizenship:                    U.S.A.

Item 2(d)    Title of Class of Securities:   COMMON

Item 2(e)    CUSIP Number:                   66419610

Item 3       Check whether the person filing is a:

Item 3(a)     [X]     Broker or Dealer registered under Section 15 of the Act.

Item 3(b) - (d)       Not applicable.

Item 3(e)    [X]      Investment Advisor registered under Section 203
                      of  the Investment Advisors Act of 1940.

Item 3(f) - (h)       Not applicable.

Item 4(a)    Amount Beneficially Owned:                     157,190**

Item 4(b)    Percent of Class:                                 8.80%

Item 4(c)    Number of shares as to which such person has:

(i) sole power to vote or to direct the vote                 140,640

(ii) shared power to vote or to direct the vote                5,000

(iii) sole power to dispose or to direct the
             disposition of                                  140,640

(iv) shared power to dispose or to direct the
             disposition of                                   16,550

Item 5   Ownership of Five Percent or Less of Class:     [    ]


Item 6       Ownership of More than Five Percent
             on Behalf of Another Person:           Not applicable.


** Includes 0 shares owned by family members of General Partners of First Manhattan Co. which are being reported for informational purposes. First Manhattan Co. disclaims dispositive power as to 0 of such shares and beneficial ownership as to 0 of such shares.

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


Item 7      Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on
                By the Parent Holding Company        Not applicable.


Item 8   Identification and Classification of Members
         Of the Group                                Not applicable.


Item 9   Notice of Dissolution of Group              Not applicable.


Item 10  Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 9, 2000
----------------------------------------------
Date



-----------------------------------------------
Signature


Neal K. Stearns, General Partner
------------------------------------------------
Name/Title



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